Filed by MB Financial, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: First SecurityFed Financial, Inc.
Commission File No. 00-23063

Forward-Looking Statements

When used in this filing and in other filings with the Securities and Exchange Commission, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected cost savings and synergies from the MB Financial-First SecurityFed transaction might not be realized within the expected time frames, and costs or difficulties relating to integration matters might be greater than expected; (2) the requisite stockholder and regulatory approvals for the MB Financial-First SecurityFed transaction might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior and net interest margin; (6) the impact of repricing and competitors' pricing initiatives on loan and deposit products; (7) the ability to adapt successfully to technological changes to meet customers' needs and developments in the market place; (8) MB Financial's ability to realize the residual values of its direct finance, leveraged, and operating leases; (9) the ability to access cost-effective funding; (10) changes in financial markets; (11) changes in economic conditions in general and in the Chicago metropolitan area in particular; (12) the costs, effects and outcomes of litigation; (13) new legislation or regulatory changes, including but not limited to changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (14) changes in accounting principles, policies or guidelines; and (15) future acquisitions by MB Financial of other depository institutions or lines of business.

MB Financial and First SecurityFed do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information

MB Financial will file a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a proxy statement/prospectus which will be sent to the stockholders of First SecurityFed seeking their approval of the proposed transaction. Investors and security holders are advised to read the proxy statement/prospectus because it will contain important information. When filed, these documents can be obtained free of charge from the web site maintained by the SEC at "www.sec.gov." This document also can be obtained free of charge upon written request to MB Financial, Inc., Secretary, 1200 North Ashland Avenue, Chicago, Illinois 60622 or by calling (773) 645-7868.

First SecurityFed and its directors and executive officers may be deemed to be participants in the solicitation of proxies from First SecurityFed stockholders to approve the proposed transaction. Information about these participants may be obtained through the SEC's web site from the definitive proxy statement filed with the SEC by First SecurityFed on March 21, 2003. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

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Set forth below are materials provided to employees of First SecurityFed Financial, Inc. on January 12, 2004.

Customer Frequently Asked Questions

Inevitably, customers will have questions and concerns about the combination of First Security Federal Savings Bank and MB Financial Bank. The following are some questions and answers that should help your customer communications. Should you have any questions that you are unable to answer, please speak with your supervisor.

Q: Who is MB Financial?

A:	Based in Chicago, MB Financial, Inc. has $4.3 billion in assets and is a publicly traded bank holding company. It is the parent company of MB Financial Bank, N.A., one of the largest locally managed banking organizations in the Chicago area focused on serving middle-market businesses. Your customers will benefit from a greater breadth and depth of services. They will experience the convenience of an expanded branch network with 40 locations in the Chicago metropolitan area. The new organization will continue to provide the high quality personal service to which your customers have always been accustomed.

Q: Why is First Security merging with MB Financial?

A:	MB Financial Bank already has a significant presence in Chicago and the northwest suburbs. The combination of First Security and MB Financial Bank provides added convenience for both of our customers. Additionally, we believe that the combination of the two institutions offers MB Financial continued growth and First Security customers a greater variety of products and services.

Q: When will the merger close?

A:	The merger of First Security and MB Financial is expected to close in the second quarter of 2004. Completion of the transaction is subject to customary regulatory and shareholder approvals. After the merger, First Security Federal Savings Bank will continue to operate as an independent bank owned by MB Financial, Inc., until the third quarter of 2004 when we hope to complete our systems conversion and integration of the Chicago area offices. First Security Federal Savings Bank will then be merged with MB Financial Bank and become known as MB Financial Bank. The Philadelphia office will likely continue to operate under the First Security name.

Q: Is MB Financial publicly traded?

A:	Yes, MB Financial, Inc. is traded on NASDAQ under the symbol MBFI. Since we are a public company, customers can find a great deal of information about MB Financial through the Internet.

Q: How can customers obtain more information about MB Financial?

A:	Customers can go to our website (www.mbfinancial.com) which contains information about our Company. We will supply each employee of First Security a copy of MB's 2002 Annual Report. Additional copies will be available for customers as well.

Q: Will customers be able to conduct transactions on their account at any MB Financial banking center?

A:	Once the merger and systems conversions are completed, customers may conduct business at any one of 40 locations. Until then, customers should continue to utilize any of the First Security locations.

Q: How will this merger affect FDIC Insurance of customers' deposits?

A:	FDIC insurance will remain the same if customers currently have deposits at one, but not both banks.

For depositors with accounts at both First Security Federal Savings Bank and MB Financial Bank, the following insurance will apply:

•	Insurance coverage for customers' deposits will be separate for a minimum of six months from the date of merger. After six months, deposit insurance will be based on the combined deposits at the institutions according to FDIC regulations.

•	Time deposits (CDs and IRAs) that have a maturity date after the six-month period of FDIC coverage expires are covered until the maturity date of the time deposit account.
•	Time deposits that mature during the six-month period and are renewed for the same amount (with or without accrued interest added to the account) and the same term as the original will continue to have separate insurance until the first maturity date after the expiration of the six-month period.

•	Time deposits that mature during the six-month period and are renewed on any other basis, or that are not renewed and become demand deposits, will be separately insured only until the end of the six-month period.

Q: Whom do customers call regarding questions about their accounts?

A:	Please have customers continue to call their current representative at First Security.

Q: What are some of the products that will soon be available to customers?

A:	MB Financial Bank is always researching and developing new products to meet our customer needs. Some of our products and business lines that will be appealing to your customers include:
•	Premier Club- A multifaceted checking account offering added benefits, such as travel and hotel discounts, consumer protection program, 90-day purchase protection, extended warranty, long distance service and more!

•	Simply Free Checking- A no monthly fee checking account with no minimum balance requirement.
•	Blossom Account- A savings plan where a customer sets the goal and we help them design a plan to reach that goal.
•	Internet Banking with Bill Payment- The online service that lets you review your account balances, review statement history/detail, transfer funds through your computer and pay bills with a click.
•	Wealth Management Services and Trust- Investment and insurance services are available through licensed professionals within each area. We also have a Private Client Services division.
•	Treasury Management Services- We offer comprehensive services to meet a business's financial needs including two options for Internet banking that allow a business to efficiently monitor and control funds. Other products include Merchant Services, Statement Manager, Controlled Disbursement, Wholesale Lock Box, Wire Transfer Services, Sweep Accounts, TaxTel and more.

Q: When First Security converts to the MB Financial Bank system, will all the account numbers change?

A:	This issue is currently being researched and we expect to have an answer in a few weeks. Preliminary indications are that only a small percentage of account numbers will change.

Q: Will First Security's routing number change?

A:	When our banks are merged, the First Security routing number will change to MB Financial Bank's routing number. However, this will not require immediate reordering of checks. The clearinghouse will automatically route checks issued under First Security's current routing number to MB Financial Bank. As normal check reorders are placed, the new routing number will be issued.

Q: Can customers continue to use their current First Security checks and passbooks?

A:	Yes, customers can continue to use their current supply of checks and their passbook. If a customer is required to change account numbers, the Bank will supply new checks or a new passbook at no charge.

Q: Can customers continue to use their current First Security loan passbooks?

A:	We are currently researching this systems matter and will provide more information when it is available.

Q: Will customers still receive service from First Security employees?

A:	Yes, they will continue to receive service from the same familiar faces.

Q: Will the office hours of First Security change?

A:	At the present time, hours will remain the same. It is possible that hours will change in the future.

Q: With which ATM networks is MB Financial Bank affiliated?

A:	MB Financial Bank is affiliated with the Cash Station/STAR and Cirrus networks.

Q: Will Customers be able to access their checking and/or savings account through any ATM?

A:	Yes, customers will continue to have access to their checking and/or savings account through any ATM affiliated with our networks.

Q: Can customers continue using their ATM card?

A:	At the present time, customers may continue to use their current ATM card.

Q: Does MB Financial Bank offer a 24-hour telephone information service?

A:	Yes, the MB Financial Bank PAL (Phone Access Line) will be available 24 hours a day everyday by calling 773-645-3333, 312-633-0333, 708-444-2300 or 847-663-6075. PAL will be available to First Security customers after the conversion is complete. Currently the PAL system is available in English, Polish, Spanish and Korean. We hope to add Ukrainian in the near future.

Q: Does MB Financial Bank have a seniors program?

A:	Yes, the Advantages program offers benefits and services to meet the needs of customers age 50 or older. There is a minimum balance requirement and this program will be available when the conversion is complete.

Q: Will Customers get a new coupon book for their mortgage payments?

A:	Most likely existing mortgage payment books will be used.

Q: Will customers' Certificate of Deposit (CD) accounts change?

A:	Not at this time. MB Financial offers a variety of Certificates of Deposit such as, the Flex-Saver CD, 5 Year Callable CD and Internet Only CD.

Employee Frequently Asked Questions

Q: Who is MB Financial?

A:	MB Financial Inc., based in Chicago, is the $4.3 billion asset publicly traded holding company for MB Financial Bank. The Bank has been a part of the Chicagoland market for over 90 years. MB Financial Bank offers a full range of commercial and consumer banking products through 36 banking centers.

Q: Why is MB Financial merging with First Security Federal Savings Bank?

A:	First Security Federal Savings Bank is an excellent financial institution that is highly compatible with MB Financial. We value the high level of service that you provide, the excellent relationships that you have with your customers, and your superb reputation in the community. We both serve a number of different ethnic markets that include consumers and small businesses. Your base has a high concentration of Ukrainian, Polish and Hispanic customers. While MB serves these markets as well, we also have a significant presence in Chicago's Korean community. Ethnic Banking is an important component of our core strategy and we understand the cultural sensitivities within different markets. Our Korean Banking Group operates as a "bank within a bank" and we intend to work with the Ukrainian community in a similar fashion.

The four First Security Chicago area locations also provide MB Financial with added market penetration, as they do not directly compete with our current locations. In addition, both companies place a strong emphasis on community service, relationship banking and customer satisfaction. We believe that these cultural similarities will facilitate a smooth integration.

Q: When will the merger close?

A:	The merger is expected to close in the second quarter of 2004 and is subject to regulatory and shareholder approval. We hope to complete our systems conversion and integration in late summer or early fall.

Q: Is the Company publicly traded?

A:	Yes, MB Financial is traded on NASDAQ under the symbol MBFI and listed on the NASDAQ 100 Financial Index.

Q: How can I obtain more information about MB Financial?

A:	All employees will receive a variety of information about MB Financial including an Annual Report, 10-K and 10-Q. You may also access our website, www.mbfinancial.com.

Q: Will any First Security offices be closed as a result of this transaction?

A:	No.

Q: What will be the impact on my job?

A:	If you are a Loan Officer, Teller, Customer Service Representative, Teller Supervisor, Branch Manager, or other direct customer contact person, your position will continue. A limited number of jobs in other areas of the Bank will be affected differently. Certain back office and staff functions will be combined and some positions will be eliminated as a result. We will make every effort to redeploy individuals who are impacted by these changes into other jobs. All departments will receive more information later in a separate communication.

Q: If my position is eliminated, will I have an opportunity to apply for open positions at MB Financial Bank?

A:	Employees whose jobs have been eliminated will receive first priority for all job openings at MB or First Security. We will make every effort to transfer you if your qualifications meet the requirements of an open position. If we are unable to redeploy you, the Bank will provide a severance plan and outplacement services to help you transition to a new job.

Q: If HR policies are different at First Security, which policies will we follow?

A:	Please follow your current policies until the transaction closes. We are in the process of evaluating all company policies and we will provide you with a new Employee Handbook and Policy Manual after the merger closes.

Q: What will be the impact on my benefits?

A:	Blue Cross Blue Shield provides your current health insurance and will remain intact until your renewal date of 8/1/04. Effective on that date, you will be converted to the MB Financial plans which are also offered through Blue Cross. There will be no lapse in insurance coverage.

MB Financial also offers ancillary benefits including Dental, Vision, Short Term Disability, Long Term Disability, and Life Insurance. In addition we offer a 401K/Profit Sharing program. You will continue to participate in your current retirement plan until at least the closing date. Our intent is to consolidate retirement plans sometime after the closing. Your accrued retirement benefits will not be impacted as a result of the merger and you will receive credit for prior service.

Q: I'm an officer in my current position. Will I be an officer at MB Financial?

A:	Some job titles may change after the closing and there may be limited changes in officer status.

Q: How will you handle performance evaluations and merit increases?

A:	You will receive your regular performance evaluation and be eligible for your merit increase at the regularly scheduled time. At some point after the closing, we will convert to a different schedule with non-officer employees receiving annual merit increases effective July 1 and officers receiving increases effective January 1.

Q: Will our computer system change?

A:	Yes. Although MB Financial also utilizes Fiserv as its primary data processing provider, there will be some changes. We will communicate the process to you as soon as we know.

Q: Will I receive credit at the new company for my length of service?

A:	Yes.

Q: What should I say to customers if I'm asked about the merger?

A:	You are now part of the largest independent bank in headquartered in Chicago focused on serving middle market businesses. Our customers will benefit from a greater breadth and depth of service. We will now provide:

•	the convenience of an expanded branch network with 40 locations in the Chicago metropolitan area
•	free checking for individuals and small businesses
•	state-of-the-art Internet Banking
•	24-hour automated telephone banking in five languages
•	a complete set of business lending and treasury management products
•	non-FDIC insured brokerage products including annuities, mutual funds, and stock and bonds
•	a full suite of trust services including asset management
•	and many, many more products and services
The new organization will continue to provide the high quality personal service to which our customers have always been accustomed.

Q: What will happen to the Philadelphia office?

A:	After the closing, the Philadelphia office will likely operate as part of MB Financial Bank, but doing business as First Security Bank or under a similar name. Because of its location, the customers of the Philadelphia office will not benefit from the large MB Financial Bank branch network located in the Chicago area. Consequently, operating under the MB Financial Bank brand is not as important in Philadelphia as it is in Chicago. Therefore, to minimize customer impact in Philadelphia we are researching the possibility of operating in Philadelphia as a unit of MB Financial Bank, but doing business as First Security Bank or under a similar name.

Q: What will happen to the Heritage Foundation?

A:	The Heritage Foundation is a completely separate non-affiliated entity and is not included in this transaction. It will continue to operate as it currently does as an independent foundation under the leadership of Paul Nadzikewycz and Julian Kulas. To demonstrate our commitment to the Ukrainian community, MB Financial will make a $1 million donation to the foundation in 2004.

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Set forth below is the text of a letter distributed to First SecurityFed Financial employees.

January 12, 2004

Welcome to the MB Financial family. We are grateful for the chance to work with you and we're excited about the future because of the opportunities that our transaction presents to customers and employees. We hope you are as well.

We also understand that this is a challenging time because of the uncertainty inherent in any major change. We all have a natural tendency to value comfort and familiarity. Fortunately, the staff at MB Financial has a great deal of experience in merging with other organizations and knows all too well that a merger disrupts one's routine and creates stress. We've all experienced major changes in our lives, whether on the job or at home. Frankly, at one time or another, many of us have worked in organizations that have been merged or acquired. Our collective experiences have helped us appreciate the challenges associated with major organizational change. In fact, we learn something new with each merger. Certainly, we're not perfect and we can't succeed without your help.

While change is stressful, it can also be exciting. In this case, you are joining a Bank that will have 40 Chicago area offices and almost $5 billion in assets after the completion of our transaction. This creates tremendous career opportunities for you and enhances the array of products and services available to your customers.

While there are differences between our organizations, there are also many similarities. We share a rich heritage in the communities in which we operate. For example, MB Financial Bank dates back more than 90 years in what is now known as the West Loop neighborhood. Your history in the Ukrainian community dates back to 1928. We both serve several important ethnic markets and we both understand the importance of cultural sensitivity. We both serve consumers and small businesses by placing a heavy emphasis on exemplary service. Finally, we both focus on relationships with our customers and employees.

MB believes that our positive relationships with employees drive our success. These relationships are based on integrity, open communication and mutual respect, three of our six core values. Not surprisingly, operating under these core values leads to success when completing a merger and resulting integration. We know that you share these important values and we pledge to work with you to promote a smooth transition and a positive experience for the employees and customers of First Security Federal Savings Bank. I look forward to seeing you on Monday afternoon and Tuesday to answer your questions.

Sincerely, Mitchell Feiger President and Chief Executive Officer